[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS, PC]
                                                             Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                             Robert S. McCormack
                                                             Dean M. Smurthwaite
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada


June 20, 2007



Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
         FILE NO. 333-142578

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 1 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated June 4, 2007, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes. The numbers circled in the margin correspond to the number of the comment.

GENERAL

1. PLEASE UPDATE THE FINANCIAL STATEMENTS PURSUANT TO RULE 3-12 OF REGULATION S-X PRIOR TO EFFECTIVENESS.

         RESPONSE: Complied. Unaudited financial statements for the three months ended March 31, 2007 are included in this amendment to the registration statement. Also, the summary financial data and "Management's Discussion" sections have been updated to reflect this information. See pages 4, 5, 10, 11, 12, 16, 17, 19, and F-1 through F-9.

2. WE NOTE YOUR DISCUSSION ON PAGE 45 REGARDING THE DUTIES THAT DIRECTORS OF A BRITISH VIRGIN ISLANDS COMPANY OWE TO ITS SHAREHOLDERS AND THE RISK FACTOR DISCLOSURE ON PAGE 8. PLEASE EXPAND YOUR DISCLOSURE IN THE PROSPECTUS TO ADDRESS MORE PRECISELY THE EXTENT OF THE DIFFERENCES BETWEEN THE STANDARD OF CONDUCT IMPOSED ON DIRECTORS UNDER BVI AND USA CORPORATE LAW, AND THE POTENTIAL EFFECT OF THE DIFFERENCES TO THE ORDINARY INVESTOR. YOUR

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 2

         DISCUSSION OF THE NATURE AND EXTENT OF FIDUCIARY DUTIES OF THE BVI DIRECTORS, AS WELL AS THE POTENTIAL RELIEF AVAILABLE IF THE DIRECTORS DO NOT ADHERE TO THE APPLICABLE STANDARD OF CONDUCT, SHOULD BE CLEAR, CONCISE AND READILY ACCESSIBLE TO INVESTORS.

         RESPONSE: The Company believes that it has accurately set forth the statutory provisions pertaining to the standard of care imposed under the laws of the British Virgin Islands and under the laws of the state of Delaware. To compare the potential effect of the differences under the laws of each jurisdiction would require a case with virtually identical facts decided in each jurisdiction. This is impossible for the Company to obtain. The Company believes that the second risk factor appearing on page 8 accurately describes the risks to investors.

         The third and fourth risk factors appearing on page 8 apply in any situation where the issuer is a foreign company and/or where the officers and directors of the issuer are not resident in the United States. They are not specific to British Virgin Island issuers.

3. THE 10,826,666 SHARES YOU PROPOSE TO REGISTER FOR RESALE CONSTITUTE APPROXIMATELY 83% OF THE SHARES CURRENTLY OUTSTANDING HELD BY NON-AFFILIATED HOLDERS. IN YOUR RESPONSE LETTER, EXPLAIN THE BASIS ON WHICH YOU CONCLUDE THAT THE SALES BY THE SELLING STOCKHOLDERS DO NOT INVOLVE A PRIMARY OFFERING BY THE ISSUER. IN PARTICULAR, TELL US WHY YOU BELIEVE THAT THE OFFERING IS NOT "BY OR ON BEHALF OF THE REGISTRANT," AS THAT PHRASE IS USED IN SUB-PARAGRAPHS (A)(1)(i) AND
         (A)(4) OF RULE 415.

         RESPONSE: The Company believes that all of the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the security holders is acting on behalf of the Company.

         Staff Interpretation No. D.29 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations sets forth six factors to be considered in determining whether an offering is in fact a secondary offering. The Company believes that the facts involved in this transaction support a conclusion that the transaction is not a primary offering but a bona fide secondary offering.

             o HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SHARES - All of the selling shareholders acquired their convertible debentures and warrants on April 3, 2007. Since that date, the selling shareholders have borne the full economic and market risks for their ownership of such securities. In Item 3S of the March 1999 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, the staff stated that it would not view a registration for resale of the common stock underlying UNISSUED convertible securities as a valid secondary offering. In this case, all of the selling shareholders purchased their convertible debentures on April 3, 2007, prior to the filing of this registration statement. Further, the debentures are unsecured debt that does not mature until April 2010.

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 3


             o THE CIRCUMSTANCES UNDER WHICH THEY RECEIVED THE SHARES - The selling shareholders purchased the convertible debentures and warrants for cash in a private placement to accredited investors exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) thereof and Regulation S. The terms of the convertible debentures and warrants were determined by arm's length negotiations between the Company and the investors.

             o THE RELATIONSHIP OF THE SELLING SHAREHOLDERS TO THE ISSUER - Neither at the time of the transaction in April 2007 nor at any time since then have any of the selling shareholders been an affiliate of the Company. None of the selling shareholders has any right to designate a candidate for election to the Company's board of directors or to approve or disapprove any nominee for election. None of the Company's directors or officers is affiliated with any of the selling shareholders. The Company had no prior business relationship with any of the investors.

             o THE AMOUNT OF SHARES INVOLVED - Of the 10,826,666 shares being registered for resale, only 5,993,333 shares are issuable upon conversion of principal and interest under the convertible debentures. The remaining 4,833,333 shares are issuable upon the exercise of warrants. The 5,993,333 shares constitute 49.3% of the 12,165,000 shares currently outstanding held by non-affiliates and will constitute 33% of the shares outstanding held by non-affiliates after full conversion (including interest) of the debentures.

             o WHETHER THE SELLERS ARE IN THE BUSINESS OF UNDERWRITING SECURITIES - None of the selling shareholders is involved in the business of underwriting securities.

             o WHETHER UNDER ALL THE CIRCUMSTANCES IT APPEARS THAT THE SELLERS ARE ACTING AS A CONDUIT FOR THE ISSUER - The decision to convert the debentures into shares is made at the option of each holder. Also, the debentures are convertible at a fixed price per share. The Company can force the conversion of the debentures only if the trading for the stock exceeds $0.75 per share for 30 consecutive trading days and other conditions have been satisfied. The Company will not receive any proceeds from the sale of the shares by the holders.

         Accordingly, the Company believes that sales by the selling shareholders do not involve a primary offering by the issuer.

4. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE TOTAL DOLLAR VALUE OF THE SECURITIES UNDERLYING THE CONVERTIBLE NOTE THAT YOU HAVE REGISTERED FOR RESALE (USING THE NUMBER OF UNDERLYING SECURITIES THAT YOU HAVE REGISTERED FOR RESALE AND THE MARKET PRICE PER SHARE FOR THOSE SECURITIES ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE).

         RESPONSE: The following disclosure appears on page 50 of the prospectus:

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 4


         DOLLAR VALUE OF UNDERLYING SECURITIES REGISTERED FOR RESALE IN THIS PROSPECTUS

                  The total dollar value of the securities underlying the convertible debentures and warrants that we have registered for resale (using the number of underlying securities that we have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures and warrants) are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    MARKET PRICE
                                                                                                                      OF TOTAL
                                             INTEREST FOR                            SHARES       MARKET PRICE        NUMBER OF
                                                LIFE OF          TOTAL OF          UNDERLYING     PER SHARE ON       SHARES UNDER-
                                              CONVERTIBLE      PRINCIPAL AND      CONVERTIBLE        DATE OF       LYING CONVERTIBLE
                          AMOUNT OF          DEBENTURE (8%      INTEREST OF        DEBENTURE         SALE OF          DEBENTURE
                         CONVERTIBLE        PER ANNUM FOR 3     CONVERTIBLE       FOR PRINCIPAL    CONVERTIBLE        REGISTERED
                          DEBENTURE             YEARS)           DEBENTURE        AND INTEREST      DEBENTURE         FOR RESALE
------------------------------------------------------------------------------------------------------------------------------------
Crescent                 $1,000,000            $240,000         $1,240,000          4,133,333         $0.37           $1,529,333
International Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Chestnut Ridge             $200,000             $48,000          $248,000            826,667          $0.37             $305,867
Partners, LP
------------------------------------------------------------------------------------------------------------------------------------
Whalehaven Capital         $250,000             $60,000          $310,000           1,033,333         $0.37             $382,333
Fund Limited
------------------------------------------------------------------------------------------------------------------------------------
Total                    $1,450,000            $348,000         $1,798,000          5,993,333                         $2,217,533
------------------------------------------------------------------------------------------------------------------------------------

5. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF THE DOLLAR AMOUNT OF EACH PAYMENT (INCLUDING THE VALUE OF ANY PAYMENTS TO BE MADE IN COMMON STOCK) IN CONNECTION WITH THE TRANSACTION THAT YOU HAVE MADE OR MAY BE REQUIRED TO MAKE TO ANY SELLING SHAREHOLDER, ANY AFFILIATE OF A SELLING SHAREHOLDER, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (INCLUDING ANY INTEREST PAYMENTS, LIQUIDATED DAMAGES, PAYMENTS MADE TO "FINDERS" OR "PLACEMENT AGENTS," AND ANY OTHER PAYMENTS OR POTENTIAL PAYMENTS). PLEASE PROVIDE FOOTNOTE DISCLOSURE OF THE TERMS OF EACH SUCH PAYMENT. PLEASE DO NOT INCLUDE ANY REPAYMENT OF PRINCIPAL ON THE CONVERTIBLE NOTES IN THIS DISCLOSURE.

         FURTHER, PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH DISCLOSURE OF THE NET PROCEEDS TO THE ISSUER FROM THE SALE OF THE CONVERTIBLE NOTES AND THE TOTAL POSSIBLE PAYMENTS TO ALL SELLING SHAREHOLDERS AND ANY OF THEIR AFFILIATES IN THE FIRST YEAR FOLLOWING THE SALE OF CONVERTIBLE NOTES.

         RESPONSE: The following disclosure appears on page 51 of the prospectus:

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 5


         PAYMENTS MADE IN CONNECTION WITH CONVERTIBLE DEBENTURE FINANCING

                  The following sets forth all payments made to the selling security holders, any affiliates of the selling security holders, or any persons with whom any selling security holders has a contractual relationship regarding the transaction:

         Total gross proceeds                                 $       1,450,000

         Less cash fees disbursed by escrow agent:
                  First Montauk Securities Corp.(1)                    (144,997)
                  Cantara (Switzerland) SA(2)                           (21,750)
                  Feldman Weinstein & Smith LLP(3)                      (15,000)
                  Ellenoff Grossman & Schole LLP(4)                      (5,000)
                  Signature Bank(5)                                      (2,500)
         Less value of warrants issued to First Montauk
            Securities Corp. and their designees(6)                    (139,996)
                                                              ------------------
         Total payments                                                (329,243)
                                                              ------------------

         Net proceeds                                         $       1,120,757
                                                              ==================
         ------------------
         (1) Paid pursuant to the Selling Agent Agreement between Titanium Group Limited and First Montauk Securities Corp. which specified cash compensation equal to 10% of the aggregate amount of debentures sold in the offering, less $3 to cover a wire fee.
         (2) In the Securities Purchase Agreement, the Company agreed to pay Cantara (Switzerland) S.A., as an investment advisor to Crescent International, a fee equal to 1.5% of the aggregate subscription amounts of Crescent and the purchasers introduced by Cantara.
         (3) Feldman Weinstein & Smith LLP acted as counsel to Crescent International Ltd. Payment of these fees was set forth in the Securities Purchase Agreement.
         (4) Ellenoff Grossman & Schole LLP acted as counsel to First Montauk Securities Corp. Payment of these fees was set forth in the Selling Agent Agreement.
         (5) Paid pursuant to the Escrow Deposit Agreement among Titanium Group Limited, First Montauk Securities Corp. and Signature Bank for its services as escrow agent.
         (6) The value of the warrants has been calculated using the Black-Scholes valuation model with the following assumptions: expected life of 7 years, volatility rate of 80.9%, dividend rate of 0%, and risk-free interest rate of 5.04%

                  In the event we do not comply with certain provisions related to the registration of the resale of the shares, we would have to pay liquidated damages to the purchasers, up to a maximum of 18% of the total amount invested ($261,000).

6. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

             o THE TOTAL POSSIBLE PROFIT THE SELLING SHAREHOLDERS COULD REALIZE AS A RESULT OF THE CONVERSION DISCOUNT FOR THE SECURITIES UNDERLYING THE CONVERTIBLE NOTE, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED SEPARATELY:

             o THE MARKET PRICE PER SHARE OF THE SECURITIES UNDERLYING THE CONVERTIBLE NOTE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE;

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 6


             o THE CONVERSION PRICE PER SHARE OF THE UNDERLYING SECURITIES ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE, CALCULATED AS
                  FOLLOWS:

                      - IF THE CONVERSION PRICE PER SHARE IS SET AT A FIXED PRICE, USE THE PRICE PER SHARE ESTABLISHED IN THE CONVERTIBLE NOTE; AND
                      - IF THE CONVERSION PRICE PER SHARE IS NOT SET AT A FIXED PRICE AND, INSTEAD, IS SET AT A FLOATING RATE IN RELATIONSHIP TO THE MARKET PRICE OF THE UNDERLYING SECURITY, USE THE CONVERSION DISCOUNT RATE AND THE MARKET RATE PER SHARE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE AND DETERMINE THE CONVERSION PRICE PER SHARE AS OF THAT DATE;

             o THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE NOTE (ASSUMING NO INTEREST PAYMENTS AND COMPLETE CONVERSION THROUGHOUT THE TERM OF THE NOTE);

             o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE AND THE TOTAL POSSIBLE SHARES UNDERLYING THE CONVERTIBLE NOTE;

             o THE TOTAL POSSIBLE SHARES THE SELLING SHAREHOLDERS MAY RECEIVE AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE CALCULATED BY USING THE CONVERSION PRICE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE AND THE TOTAL POSSIBLE NUMBER OF SHARES THE SELLING SHAREHOLDERS MAY RECEIVE; AND

             o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THE CONVERTIBLE NOTE, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION PRICE ON THE DATE OF THE SALE OF THE CONVERTIBLE NOTE FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THE CONVERTIBLE NOTE ON THAT DATE.

         IF THERE ARE PROVISIONS IN THE CONVERTIBLE NOTE THAT COULD RESULT IN A CHANGE IN THE PRICE PER SHARE UPON THE OCCURRENCE OF CERTAIN EVENTS, PLEASE PROVIDE ADDITIONAL TABULAR DISCLOSURE AS APPROPRIATE. FOR EXAMPLE, IF THE CONVERSION PRICE PER SHARE IS FIXED UNLESS AND UNTIL THE MARKET PRICE FALLS BELOW A STATED PRICE, AT WHICH POINT THE CONVERSION PRICE PER SHARE DROPS TO A LOWER PRICE, PLEASE PROVIDE ADDITIONAL DISCLOSURE.

         RESPONSE:   The following disclosure appears on pages 51 and 52 of the prospectus:

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 7


         POTENTIAL PROFITS ON CONVERSION OF THE CONVERTIBLE DEBENTURES

                  The following table shows the total possible profit that the selling security holders could realize as a result of the conversion discount for the securities underlying the convertible debentures.

------------------------------------------------------------------------------------------------------------------------------------
                                        CONVERSION       TOTAL POSSIBLE      MARKET PRICE                             TOTAL POSSIBLE
                     MARKET PRICE        PRICE PER           SHARES          OF THE TOTAL                            DISCOUNT TO THE
                       PER SHARE        SHARE ON THE       UNDERLYING          NUMBER OF          TOTAL POSSIBLE     MARKET PRICE AS
                      ON DATE OF        DATE OF THE      THE PRINCIPAL           SHARES               SHARES         OF THE DATE OF
                        SALE OF         SALE OF THE        AMOUNT OF        UNDERLYING THE        MULTIPLIED BY        SALE OF THE
                      CONVERTIBLE       CONVERTIBLE       CONVERTIBLE         CONVERTIBLE         THE CONVESION        CONVERTIBLE
                       DEBENTURE         DEBENTURE            NOTE             DEBENTURE              PRICE             DEBENTURE
------------------------------------------------------------------------------------------------------------------------------------
Crescent                 $0.37             $0.30           3,333,333          $1,233,333            $1,000,000           $233,333
International Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Chestnut Ridge           $0.37             $0.30             666,667            $246,667              $200,000            $46,667
Partners, LP
------------------------------------------------------------------------------------------------------------------------------------
Whalehaven Capital       $0.37             $0.30             833,333            $308,333              $250,000            $58,333
Fund Limited
------------------------------------------------------------------------------------------------------------------------------------
Total                                                      4,833,333          $1,788,333            $1,450,000           $338,333
------------------------------------------------------------------------------------------------------------------------------------

7. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

             o THE TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS FOR SECURITIES UNDERLYING ANY OTHER WARRANTS, OPTIONS, NOTES, OR OTHER SECURITIES OF THE ISSUER THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS, PRESENTED IN A TABLE WITH THE FOLLOWING INFORMATION DISCLOSED SEPARATELY:

             o MARKET PRICE PER SHARE OF THE UNDERLYING SECURITIES ON THE DATE OF THE SALE OF THAT OTHER SECURITY;

             o THE CONVERSION/EXERCISE PRICE PER SHARE AS OF THE DATE OF THE SALE OF THAT OTHER SECURITY, CALCULATED AS FOLLOWS:

                     - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS SET AT A FIXED PRICE, USE THE PRICE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY; AND
                     - IF THE CONVERSION/EXERCISE PRICE PER SHARE IS NOT SET AT A FIXED PRICE AND, INSTEAD, IS SET AT A FLOATING RATE IN RELATIONSHIP TO THE MARKET PRICE OF THE UNDERLYING SECURITY, USE THE CONVERSION/EXERCISE DISCOUNT RATE AND THE MARKET RATE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND DETERMINE THE CONVERSION PRICE PER SHARE AS OF THAT DATE;

             o THE TOTAL POSSIBLE SHARES TO BE RECEIVED UNDER THE PARTICULAR SECURITIES (ASSUMING COMPLETE CONVERSION/EXERCISE);

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 8


             o THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF UNDERLYING SHARES, CALCULATED BY USING THE MARKET PRICE PER SHARE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND THE TOTAL POSSIBLE SHARES TO BE RECEIVED;

             o THE TOTAL POSSIBLE SHARES TO BE RECEIVED AND THE COMBINED CONVERSION PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING THAT OTHER SECURITY CALCULATED BY USING THE CONVERSION PRICE ON THE DATE OF THE SALE OF THAT OTHER SECURITY AND THE TOTAL POSSIBLE NUMBER OF UNDERLYING SHARES; AND

             o THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE AS OF THE DATE OF THE SALE OF THAT OTHER SECURITY, CALCULATED BY SUBTRACTING THE TOTAL CONVERSION/EXERCISE PRICE ON THE DATE OF THE SALE OF THAT OTHER SECURITY FROM THE COMBINED MARKET PRICE OF THE TOTAL NUMBER OF SHARES UNDERLYING SHARES ON THAT DATE.

         RESPONSE: The following disclosure appears on page 52 of the prospectus:

         TOTAL POTENTIAL PROFIT FROM WARRANTS

                  The following table shows the total possible profit to be realized as a result of any discounts for securities underlying warrants of the Company issued in connection with the convertible debenture financing that are held by the selling security holders.

------------------------------------------------------------------------------------------------------------------------------------
                                        EXERCISE                          MARKET PRICE
                                        PRICE PER     TOTAL POSSIBLE      OF THE TOTAL          TOTAL               TOTAL
                      MARKET PRICE     SHARE ON THE       SHARES            NUMBER OF          POSSIBLE            POSSIBLE
                       PER SHARE         DATE OF        UNDERLYING       SHARES ISSUABLE        SHARES          DISCOUNT TO THE
                       ON DATE OF       THE SALE       UPON EXERCISE      UPON EXERCISE       MULTIPLIED BY      MARKET PRICE AS
                        SALE OF          OF THE           OF ALL             OF ALL               THE            OF DATE OF SALE
                        WARRANTS        WARRANTS         WARRANTS           WARRANTS         EXERCISE PRICE      OF THE WARRANTS
------------------------------------------------------------------------------------------------------------------------------------
Crescent                 $0.37           $0.50           3,333,333         $1,233,333         $1,666,667           $(433,334)
International Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Chestnut Ridge           $0.37           $0.50             666,667           $246,667           $333,333            $(86,666)
Partners, LP
------------------------------------------------------------------------------------------------------------------------------------
Whalehaven Capital       $0.37           $0.50             833,333           $308,333           $416,667           $(108,334)
Fund Limited
------------------------------------------------------------------------------------------------------------------------------------
Total                                                    4,833,333         $1,788,333         $2,416,667           $(628,334)
------------------------------------------------------------------------------------------------------------------------------------

8. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF:

             o THE GROSS PROCEEDS PAID OR PAYABLE TO THE ISSUER IN THE CONVERTIBLE NOTE TRANSACTION;

             o ALL PAYMENTS THAT HAVE BEEN MADE OR THAT MAY BE REQUIRED TO BE MADE BY THE ISSUER THAT ARE DISCLOSED IN RESPONSE TO COMMENT FOUR;

             o    THE RESULTING NET PROCEEDS TO THE ISSUER; AND

             o THE COMBINED TOTAL POSSIBLE PROFIT TO BE REALIZED AS A RESULT OF ANY CONVERSION DISCOUNTS REGARDING THE SECURITIES UNDERLYING THE CONVERTIBLE NOTES AND ANY OTHER WARRANTS,

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 9


                  OPTIONS, NOTES, OR OTHER SECURITIES OF THE ISSUER THAT ARE HELD BY THE SELLING SHAREHOLDERS OR ANY AFFILIATES OF THE SELLING SHAREHOLDERS THAT IS DISCLOSED IN RESPONSE TO COMMENT FIVE AND SIX.

         FURTHER, PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH DISCLOSURE - AS A PERCENTAGE - OF THE TOTAL AMOUNT OF ALL POSSIBLE PAYMENTS AS DISCLOSED IN RESPONSE TO COMMENT FOUR AND THE TOTAL POSSIBLE DISCOUNT TO THE MARKET PRICE OF THE SHARES UNDERLYING THE CONVERTIBLE NOTE AS DISCLOSED IN RESPONSE TO COMMENT FIVE DIVIDED BY THE NET PROCEEDS TO THE ISSUER FROM THE SALE OF THE CONVERTIBLE NOTES, AS WELL AS THE AMOUNT OF THAT RESULTING PERCENTAGE AVERAGED OVER THE TERM OF THE CONVERTIBLE NOTES.

         RESPONSE: The following disclosure appears on page 52 of the prospectus:

         COMPARISON OF COMPANY PROCEEDS FROM CONVERTIBLE DEBENTURE FINANCING TO POTENTIAL INVESTOR PROFIT

         Gross proceeds from convertible debenture financing      $  1,450,000
         Less payments made or required to be made to selling
            Shareholders and any of their affiliates                  (329,243)
                                                                  -------------
         Resulting net proceeds                                   $  1,120,757
         Combined total possible discount to market:
            Convertible debentures                                $    338,333
            Warrants                                              $          *
         Total of payments made or to be made to selling
            shareholders and combined total possible
            discount to market price/net proceeds                        59.6%
         Percentage averaged over term of debentures
            (3 years)                                                    19.9%
         ------------------------
         *Since the warrants are "out of the money", no value was ascribed to them.

9. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE OF ALL PRIOR SECURITIES TRANSACTIONS BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS), WITH THE TABLE INCLUDING THE FOLLOWING INFORMATION DISCLOSED SEPARATELY FOR EACH
         TRANSACTION:

         o     THE DATE OF THE TRANSACTION;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE OUTSTANDING PRIOR TO THE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS;

         o THE NUMBER OF SHARES OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION THAT WERE ISSUED OR ISSUABLE IN CONNECTION WITH THE TRANSACTION;

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 10


         o THE PERCENTAGE OF TOTAL ISSUED AND OUTSTANDING SECURITIES THAT WERE ISSUED OR ISSUABLE IN THE TRANSACTION (ASSUMING FULL ISSUANCE), WITH THE PERCENTAGE CALCULATED BY TAKING THE NUMBER OF SHARES ISSUED AND OUTSTANDING PRIOR TO THE APPLICABLE TRANSACTION AND HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, OR AFFILIATES OF THE SELLING SHAREHOLDERS, AND DIVIDING THAT NUMBER BY THE NUMBER OF SHARES ISSUED OR ISSUABLE IN CONNECTION WITH THE APPLICABLE TRANSACTION;

         o THE MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION IMMEDIATELY PRIOR TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY); AND

         o THE CURRENT MARKET PRICE PER SHARE OF THE CLASS OF SECURITIES SUBJECT TO THE TRANSACTION (REVERSE SPLIT ADJUSTED, IF NECESSARY).

         RESPONSE: The following disclosure appears on page 53 of the prospectus:

         PRIOR SECURITIES TRANSACTIONS BETWEEN THE COMPANY AND THE SELLING SECURITY HOLDERS

               There have been no prior securities transactions between the Company and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction.

10. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH TABULAR DISCLOSURE COMPARING:

         o THE NUMBER OF SHARES OUTSTANDING PRIOR TO THE CONVERTIBLE NOTE TRANSACTION THAT ARE HELD BY PERSONS OTHER THAN THE SELLING SHAREHOLDERS, AFFILIATES OF THE COMPANY, AND AFFILIATES OF THE SELLING SHAREHOLDERS;

         o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN PRIOR REGISTRATION STATEMENTS;

         o THE NUMBER OF SHARES REGISTERED FOR RESALE BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS THAT CONTINUE TO BE HELD BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS;

         o THE NUMBER OF SHARES THAT HAVE BEEN SOLD IN REGISTERED RESALE TRANSACTIONS BY THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS; AND

         o THE NUMBER OF SHARES REGISTERED FOR RESALE ON BEHALF OF THE SELLING SHAREHOLDERS OR AFFILIATES OF THE SELLING SHAREHOLDERS IN THE CURRENT TRANSACTION.

         IN THIS ANALYSIS, THE CALCULATION OF THE NUMBER OF OUTSTANDING SHARES SHOULD NOT INCLUDE ANY SECURITIES UNDERLYING ANY OUTSTANDING CONVERTIBLE SECURITIES, OPTIONS, OR WARRANTS.

         RESPONSE:   The following disclosure appears on page 53 of the
         prospectus:

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 11


         COMPARISON OF REGISTERED SHARES TO OUTSTANDING SHARES

------------------------------------------------------------------------------------------------------------------------------------
                                                                     NUMBER OF SHARES
                                                                        REGISTERED
                                                                        FOR RESALE
                                                     NUMBER           BY THE SELLING         NUMBER OF             NUMBER OF
                                                    OF SHARES        SECURITY HOLDERS         SHARES                SHARES
                                                    REGISTERED        OR AFFILIATES          THAT HAVE            REGISTERED
                                                    FOR RESALE        OF THE SELLING       BEEN SOLD IN         FOR RESALE ON
                                                   BY THE SELLING    SECURITY HOLDERS    REGISTERED RESALE      BEHALF OF THE
                                NUMBER OF         SECURITY HOLDERS     THAT CONTINUE       TRANSACTIONS        SELLING SECURITY
                                 SHARES            OR AFFILIATES        TO BE HELD        BY THE SELLING          HOLDERS OR
                               OUTSTANDING         OF THE SELLING     BY THE SELLING     SECURITY HOLDERS      AFFILIATES OF THE
                              PRIOR TO THE        SECURITY HOLDERS    SECURITY HOLDERS    OR AFFILIATES        SELLING SECURITY
                               CONVERTIBLE            IN PRIOR         OR AFFILIATES          OF THE              HOLDERS IN
                                DEBENTURE           REGISTRATION      OF THE SELLING      SELLING SECURITY        THE CURRENT
                           TRANSACTION (1)<F1>       STATEMENTS       SECURITY HOLDERS        HOLDERS             TRANSACTION
------------------------------------------------------------------------------------------------------------------------------------
Crescent International          12,165,000                0                  0                   0                 7,466,666
Ltd.
------------------------------------------------------------------------------------------------------------------------------------
Chestnut Ridge                  12,165,000                0                  0                   0                 1,493,334
Partners, LP
------------------------------------------------------------------------------------------------------------------------------------
Whalehaven Capital Fund         12,165,000                0                  0                   0                 1,866,666
Limited
------------------------------------------------------------------------------------------------------------------------------------
----------------------

(1)<F1> Excludes shares held by selling security holders, affiliates of the Company and affiliates of the selling security holders.

11. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH THE FOLLOWING INFORMATION:

         o WHETHER THE ISSUER HAS THE INTENTION, AND A REASONABLE BASIS TO BELIEVE THAT IT WILL HAVE THE FINANCIAL ABILITY, TO MAKE ALL PAYMENTS ON THE OVERLYING SECURITIES; AND

         o WHETHER - BASED ON INFORMATION OBTAINED FROM THE SELLING SHAREHOLDERS - ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN THE COMPANY'S COMMON STOCK AND, IF ANY OF THE SELLING SHAREHOLDERS HAVE AN EXISTING SHORT POSITION IN THE COMPANY'S STOCK, THE FOLLOWING ADDITIONAL INFORMATION:

             - THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION; AND

             - THE RELATIONSHIP OF THE DATE ON WHICH EACH SUCH SELLING SHAREHOLDER ENTERED INTO THAT SHORT POSITION TO THE DATE OF ANNOUNCEMENT OF THE CONVERTIBLE NOTE TRANSACTION AND THE FILING OF THE REGISTRATION STATEMENT (E.G., BEFORE OR AFTER THE ANNOUNCEMENT OF THE CONVERTIBLE NOTE TRANSACTION, BEFORE THE FILING OR AFTER THE FILING OF THE REGISTRATION STATEMENT, ETC.).

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 12


         RESPONSE: The following disclosure appears on page 53 of the prospectus:

         ADDITIONAL INFORMATION

                  We intend to pay the convertible debentures according to their terms. The debentures require quarterly payments of interest beginning July 1, 2007. There is a balloon principal payment at maturity, which is April 3, 2010. Based on our internal budgeting and forecasting, we believe that we will have the financial ability to pay the convertible debentures at maturity.

                  None of the selling security holders has an existing short position in our common stock.

12.      PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS,
         WITH:

         o A MATERIALLY COMPLETE DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS THAT HAVE EXISTED IN THE PAST THREE YEARS OR ARE TO BE PERFORMED IN THE FUTURE BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) - THE INFORMATION PROVIDED SHOULD INCLUDE, IN REASONABLE DETAIL, A COMPLETE DESCRIPTION OF THE RIGHTS AND OBLIGATIONS OF THE PARTIES IN CONNECTION WITH THE SALE OF THE CONVERTIBLE NOTES; AND

         o COPIES OF ALL AGREEMENTS BETWEEN THE ISSUER (OR ANY OF ITS PREDECESSORS) AND THE SELLING SHAREHOLDERS, ANY AFFILIATES OF THE SELLING SHAREHOLDERS, OR ANY PERSON WITH WHOM ANY SELLING SHAREHOLDER HAS A CONTRACTUAL RELATIONSHIP REGARDING THE TRANSACTION (OR ANY PREDECESSORS OF THOSE PERSONS) IN CONNECTION WITH THE SALE OF THE CONVERTIBLE NOTES.

         IF IT IS YOUR VIEW THAT SUCH A DESCRIPTION OF THE RELATIONSHIPS AND ARRANGEMENTS BETWEEN AND AMONG THOSE PARTIES ALREADY IS PRESENTED IN THE PROSPECTUS AND THAT ALL AGREEMENTS BETWEEN AND/OR AMONG THOSE PARTIES ARE INCLUDED AS EXHIBITS TO THE REGISTRATION STATEMENT, PLEASE PROVIDE US WITH CONFIRMATION OF YOUR VIEW IN THIS REGARD.

         RESPONSE: The Company believes that it has provided a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the Company and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction. Further, the Company believes that it has filed as exhibits to the registration statement all agreements between the Company and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship in connection with the sale of the convertible debentures.

Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
June 20, 2007
Page 13


13. PLEASE PROVIDE US, WITH A VIEW TOWARD DISCLOSURE IN THE PROSPECTUS, WITH A DESCRIPTION OF THE METHOD BY WHICH THE COMPANY DETERMINED THE NUMBER OF SHARES IT SEEKS TO REGISTER IN CONNECTION WITH THIS REGISTRATION STATEMENT. IN THIS REGARD, PLEASE ENSURE THAT THE NUMBER OF SHARES REGISTERED IN THE FEE TABLE IS CONSISTENT WITH THE SHARES LISTED IN THE "SELLING SHAREHOLDERS" SECTION OF THE PROSPECTUS.

         RESPONSE: On page 49 of the prospectus, the Company explains how it determined the number of shares for which registration is sought:

                  "The number of shares covered by this prospectus, and as shown in the table below, has been calculated as the total of the following:
                     o $1,450,000 principal amount of convertible debentures divided by the current conversion price of $0.30;
                     o Three years of 8% annual interest on $1,450,000 principal amount of convertible debentures divided by $0.30; and
                     o The total number of shares issuable upon exercise of the warrants, as such warrants have been originally issued. "

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Titanium Group Limited